PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

24 October 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

6 October	Directorate change
8 October	Record demand for Pearson's higher education learning solutions
14 October	Baruch College Zicklin School of Business first in US to turn to Pearson ....
15 October	California awards Pearson two-year contract to manage certification testing....
15 October	Pearson nine-month trading update
17 October	Director shareholding
22 October	Director shareholding
23 October	Pearson to increase stake in Maskew Miller Longman: steps up investment....

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Directorate Change
06 October 2008

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Directorate Changes

Click here to download a PDF of this press release.

...son an... appointments ... to its Pearson ... Committee ... Prahalad ... Nomination Committee

...having ... of the Committee ...

Person... Committee: David ... Pearson ...

...Committee: ... Chairman, David ... Terry ... C K Prahalad and Marjorie Scardino

... Goldsmith ...

Note to ...

Ken ... non-executive director ... Pearson ... February ... He is ... Reckitt Benckiser ... and Royal ... NHS Foundation ... Financial Reporting ... Foundation ... and ...

Prahalad, aged 67, ... executive director of Pearson in May 20... Paul and Ruth McCracken Distinguished University Professor of Corporate ... gy at the University of Michigan Ross School of Business. He is a special... porate ... the author of a number of bestselling business books ... *...ing for the Future* (with Gary Hamel), *The ... of Competition* (with ... Ramaswamy), *The Fortune at the Bottom of the Pyramid: Eradicating ... Through Profits* and *The New Age of Innovation* (with MS Krishnan).

Record demand for Pearson's higher education learning solutions
16 October 2008

MyLabs, Mastering registratio... up 40 percent over 2007

Directorate Changes

Pearson announces the appointment of Ken Hydon to its Personnel Committee and of C K Prahalad to its Nomination Committee.

Following these appointments, the membership of the Committees will be:

Personnel Committee: David Arculus (chairman), Terry Burns, Ken Hydon and Glen Moreno.

Nomination Committee: Glen Moreno (chairman), David Arculus, Terry Burns, Patrick Cescau, Susan Fuhrman, Ken Hydon, C K Prahalad and Marjorie Scardino.

For more information:
Luke Swanson/ Simon Mays-Smith/Charles Goldsmith: +44 (0) 20 7010 2310

Note to editors:
Ken Hydon, aged 63, became a non-executive director of Pearson in February 2006. He is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics.

CK Prahalad, aged 67, became a non-executive director of Pearson in May 2008. He is the Paul and Ruth McCracken Distinguished University Professor of Corporate Strategy at the University of Michigan Ross School of Business. He is a specialist in corporate strategy and the author of a number of bestselling business books including *Competing for the Future* (with Gary Hamel), *The Future of Competition* (with Venkratram Ramaswamy), *The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits* and *The New Age of Innovation* (with MS Krishnan).

Record demand for Pearson's higher education learning solutions

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08 October 2008

MyLabs, Mastering registrations up 48 percent over 2007

BOSTON, October 8, 2008 - College students around the globe showed record demand for Pearson's MyLabs and Mastering learning solutions for the Fall 2008 semester, underscoring the transformative impact of these programs for both students and educators. These innovative, online learning programs have cast a lifeline to millions of students in subjects such as math, English composition, physics, chemistry, biology, Spanish, economics and IT training.

Students registered for the MyLabs and Mastering programs at a fast and furious pace this semester, with more than 2.1 million student registrations recorded across all programs for classes beginning in the 2008-09 academic year, bringing the total for the year to 3.8 million, a 48 percent increase over 2007. By mid-September, over 500,000 unique student users were logging into these programs on a daily basis. Pearson's core systems and technologies continue to perform well under record-setting registration and usage volume, with over 99.9 percent uptime.

"Our MyLabs and Mastering programs are making a meaningful difference in the way millions of students learn," said Will Ethridge, CEO of Pearson's North American education businesses. "This significant spike in activity reaffirms our strategy to provide online resources and learning applications that are mission-critical to both students and educators, regardless of whether students choose to buy a textbook."

As the linked video shows (http://www.youtube.com/watch?v=SCOT6I20j48), the MyLabs and Mastering programs offer students the ability to learn at their own pace, in their own style. Educators are able to communicate with students privately and effectively online to keep them engaged and accountable for their work.

The MyLabs solution is also helping institutions meet the growing demand for remedial courses such as developmental math-a serious issue at colleges and universities across the country. For example, Pearson's MyMathLab has been shown to have a consistently positive impact on learning and often helps to reduce the cost of math instruction in higher education. Over 1.3 million students have used or are currently using MyMathLab in 2008.

Last year, Pearson launched MyLab or Mastering programs for 22 new subject areas, bringing the total number of course-specific offerings to 38. For more information and a complete list, log on to http://www.pearsonhighered.com/elearning/mylabs/.

About Pearson

Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital

[illegible] with effective and personalized learning, as well as dedicated professional development for their educators.

This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker, and many others.

Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation.

Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

Contact

Susan Aspey
Susan.aspey@pearson.com or (347) 421-2473

Baruch College Zicklin School of Business first in U.S. to turn to Pearson for Test of English Language Ability of International Students

14 October 2008

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Pearson Test of English is now recognized by the City University of New York's (CUNY) Baruch College, Zicklin School of Business

London, UK (PRWEB) October 14, 2008 -- Pearson Test of English is now recognized by the City University of New York's (CUNY) Baruch College, Zicklin School of Business. Beginning in October 2009, the business school will use Pearson's new computer-based academic English language test to measure the language skills of candidates for admission who are non-native English speakers.

The Zicklin School of Business is the only CUNY unit that offers business programs accredited by the Association to Advance Collegiate Schools of Business (AACSB) and is the largest collegiate school of business in the United States.

John Elliott, Dean of the Zicklin School, notes that one especially important feature of the new test is the ability of admissions professionals to listen to recorded speech by the candidate, a capability that is not available with other tests and is a key input to difficult admissions decisions. He adds, "Moreover, the test is administered with the same high standards of security that characterize the Graduate Admissions Test® - GMAT®- assuring that the test taker and the applicant for admission are the same individual."

Baruch College has been recognized as the most ethnically diverse campus in the nation by both "U.S. News & World Report" and "The Princeton Review" more times than any other college in the United States. The Baruch community is a true reflection of its location in the heart of New York City. Its student body of 15,700 represents 160 countries, and its students speak 110 languages.

"We are delighted that Baruch College's prestigious Zicklin School of Business is making our Pearson Test of English part of the candidate evaluation for its international admissions process," says Mark Anderson, President of Pearson Language Tests. "Having the largest collegiate school of business in the United States recognize our new test emphasizes the need for a more accurate measure of the reading, writing, listening and speaking abilities of international students who are candidates for admission."

Pearson Test of English is a new computer-based academic English language test, delivering real-life measures of candidates' language ability to universities, higher education institutions, government departments and other organizations requiring academic-level English. The test is designed to better predict the ability of candidates to function in an academic environment where English is the language of instruction.

Frances Murphy, Director of Graduate Admissions at Zicklin, comments, "I am truly excited about Pearson Test of English. After working for years with other English language tests and getting increasingly frustrated, I am

ready for something new and better. I have worked with Pearson during the development of this test and have had the opportunity to see its innovative design and capabilities. In addition, Pearson Test of English has been endorsed by the Graduate Management Admission Council -- so it is backed by Pearson and GMAC, both brands that we know and trust."

Pearson Test of English is being developed and offered to students in collaboration with the Graduate Management Admission Council® (GMAC®) and will be launched internationally in October 2009.

For more information, contact pteenquiries@pearson.com or visit www.pearsonpte.com.

About Pearson Language Tests
Pearson Language Tests (PLT) is part of Pearson plc. PLT is developing Pearson Test of English (PTE) in collaboration with the Graduate Management Admission Council (GMAC).

About Pearson
Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group.

California awards Pearson two-year contract to manage certification testing for teachers of english language learners

15 October 2008

New contract builds on company's evaluation systems group's extensive experience in California teacher testing

SACRAMENTO, Calif., and HADLEY, Mass. - Oct. 15, 2008 - Pearson announced today that the California Commission on Teacher Credentialing has awarded the company a two-year contract to manage its certification testing for teachers of English Language Learners, the California Teachers of English Learners® (CTEL®) exams. In 2007, Pearson was granted a three-year contract to continue managing the other three components of California's teacher certification testing program: the California Basic Education Skills Test™ (CBEST®), the California Subject Examinations for Teachers® (CSET®) and the Reading Instruction Competence Assessment® (RICA®).

"In California, more than 25 percent of our K-12 students are English Language Learners - the largest number of any state in the country - so it is particularly important that we ensure that our teachers are prepared to effectively teach these students," said Dale Janssen, executive director, California Commission on Teacher Credentialing. "The CTEL exams were developed by the Commission in collaboration with California educators and the Evaluation Systems group of Pearson, and we are pleased to continue that relationship in this important credentialing area."

Current or pre-service California teachers who require certification to teach the state's more than 1.5 million English Language Learners may take the CTEL to earn this qualification. The CTEL consists of three separate subtests: Language and Language Development, Assessment and Instruction, and Culture and Inclusion - each designed to measure a specific set of knowledge and skills.

"We are privileged to extend our relationship with the California Commission on Teacher Credentialing," said William Gorth, Ph.D., president of the Evaluation Systems group of Pearson. "As always, we commend the Commission for being on the leading edge by offering a teacher certification testing program that ensures that its teacher workforce is qualified to meet the needs of all of California's students."

For more information about California Teacher Credentialing Exams, visit www.ctcexams.nesinc.com. For more information about the Evaluation Systems group of Pearson, visit www.nesinc.com.

About Pearson

Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning

management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker, and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

For more information, press only
Adam Gaber,
Pearson,
212-641-6118,
adam.gaber@pearson.com

Lisa Wolfe,
L. Wolfe Communications,
773-227-1049,
lwolfe@lwolfe.com

Pearson nine-month trading update
15 October 2008

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Sales up 8% and operating profit up 11% at constant exchange rates
2008 adjusted EPS expected to be toward the top end of current market estimates*

Pearson, the international education and information company, is today providing an update on trading in the first nine months of 2008.

Pearson continued to perform well in the third quarter. For the first nine months, sales are up 8% and operating profit up 11% at constant exchange rates.

We are trading in line with our expectations, and we remain on track to make further progress on our financial goals in 2008. If the recent strengthening of the US dollar against sterling is maintained, we expect full-year adjusted earnings per share to be toward the top end of current market estimates*.

Marjorie Scardino, chief executive, said: "Pearson's strong performance continues. We're naturally cautious about the global economic conditions, but we have good trading momentum, innovative products, resilient businesses and a strong balance sheet. With those advantages, we believe we are in good shape to prosper and strengthen our company, even through these turbulent times."

Highlights for the first nine months of 2008

Our Education business is trading in line with expectations, with sales up 10%. The integration of 2007 acquisitions is progressing well and our margin guidance is unchanged: we expect 2008 margins to be similar to the 2007 levels, even after significant expensed integration costs, with margin improvements in 2009 and beyond.

In **North American Education**, sales are up 11%. The fourth quarter is an important selling season in higher education, but we expect our full-year sales to grow by around 10% (or by 2-4% in underlying terms).

We are benefiting from the breadth of our North American Education business, which has helped offset some softness in the US School publishing market, particularly in the supplemental publishing segment. enVisionMATH, our digital elementary mathematics programme, is performing particularly strongly, helping us take a 31% share of new adoptions where we competed. In Higher Education we are gaining share, helped by a strong performance in custom publishing and technology, with rapid growth of our digital MyLab programmes. Almost four million students have registered for these programmes so far this year, up 48% on the same period the previous year. Our Assessment & Information business is also growing strongly, benefiting from its large base of long-term contracts and its leading position across state and national testing, educational assessment, evaluation systems and clinical assessments.

In **International Education**, sales are up 10%. We expect full-year sales growth of around 10% (or in the low single digits in underlying terms), including the absence of the full UK National Curriculum Test Marking contract. We

have achieved particularly strong growth this year in South Africa, Spain and Mexico. In the UK, we have gained share in school publishing through a period of significant curriculum change.

Our **Professional Education** business is trading in line with our expectations, with sales 1% lower after nine months, but expected to increase in the low single digits for the year as a whole. We are seeing growth in testing volumes, and we expect our technology publishing business to benefit from new software releases in the fourth quarter.

At the **FT Group**, sales are up 11%. At **FT Publishing**, sales are up 14% with advertising revenues 1% ahead of 2007. The *Financial Times* and Mergermarket are continuing to increase their content revenues and build their audiences through the volatility in global financial markets. Mergermarket is achieving good sales growth and strong renewal rates. Operating profits continue to show good growth, as expected, and for the full year we expect FT Publishing to increase profits even if there is no growth in advertising revenues. At **Interactive Data**, sales are up 8%, benefiting from continued new business wins.

At **Penguin**, sales are up 3% with a strong publishing performance from both new and established authors including Eckhart Tolle (*A New Earth*), Elizabeth Gilbert (*Eat, Pray, Love*), Jamie Oliver (*Jamie at Home*) and Jane Green (*Second Chance*). The fourth quarter is an important selling season in consumer publishing and Penguin remains on track to reach its goal of a double-digit margin for the full year with a strong line-up of bestselling authors including Jamie Oliver (*Jamie's Ministry of Food*), Jeremy Clarkson (*For Crying Out Loud*), Patricia Cornwell (*Scarpetta*) and Nora Roberts (*The Pagan Stone*).

Exchange rates: Pearson generates around 60% of its sales in the United States, and each five cent change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) has a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first nine months of 2008 was £1:$1.95 (compared to £1:$1.99 in the first nine months of 2007) and the closing rate at the end of September was £1:$1.83).

Revenue growth analysis: first nine months of 2008

	Headline	CER	Underlying
North American Education	13%	11%	3%
International Education	16%	10%	(2)%
Professional Education	2%	(1)%	(1)%
Pearson Education	*13%*	*10%*	*1%*
FT Publishing	15%	14%	8%
Interactive Data	12%	8%	7%
FT Group	*14%*	*11%*	*8%*
Penguin	6%	3%	4%
Total	***12%***	***8%***	***3%***

Note: Throughout this statement, all growth rates are stated on a Constant Exchange Rate (CER) basis from continuing operations, excluding the impact of currency movements, unless otherwise stated. Underlying growth

rates exclude the impact of both currency movements and portfolio changes.

*Based on Reuters and Bloomberg range of estimates.

ENDS

For more information
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicated by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's annual report. The company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Director Shareholding

17 October 2008

Click here to download a PDF of this press release.

GLEN MORENO

N/A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$9.40**	14.	Date and place of transaction **16 OCTOBER 2008 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **210,000 0.02595%**	16.	Date issuer informed of transaction **16 OCTOBER 2008**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___17 OCTOBER 2008____________________

Director Shareholding

22 October 2008

Click here to download a PDF of this press release.

RECEIVED
2008 OCT 29 A 11:17

TRANSACTIONS OF DIRECTORS, PERSONS ... OR CONNECTED PERSONS

... connected with a person discharging managerial responsibilities ...

N/A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC** N/A	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **TERRY BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **176**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000022%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 6.234457	14.	Date and place of transaction **19 SEPTEMBER 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **9954 0.00123%**	16.	Date issuer informed of transaction **22 OCTOBER 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification __22 OCTOBER 2008______________________

Pearson to increase stake in Maskew Miller Longman: steps up investment in education in Africa

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23 October 2008

Pearson, the international education and media company, today announces that it has agreed to increase its stake in Maskew Miller Longman (MML), and to bring together its education companies in the region into a new organisation, Pearson Southern Africa.

MML is one of South Africa's leading educational publishers and is currently 50% owned by Pearson and 50% owned by Caxton and CTP Publishers and Printers Ltd. MML serves the school, higher education, professional and adult education markets in South Africa and 10 countries in southern, central and east Africa. MML publishes across the school curriculum and in over 50 languages. Maskew Miller was founded in 1893 in Cape Town and merged with Pearson's Longman South Africa to form MML in 1983.

Under the terms of the agreement, which is subject to regulatory approval, Pearson would increase its stake in MML to 85%. In return, Caxton would receive a consideration of £45.5 million in cash and a 15% stake in the newly-created Pearson Southern Africa.

Pearson Southern Africa would consist of Maskew Miller Longman, Heinemann South Africa and Heinemann Botswana, publishers for the school, higher education and vocational markets, and the South African operations of Edexcel, Pearson's international academic and vocational assessment and qualifications company.

South Africa recently completed a major school curriculum reform and is now focused on ensuring that these reforms lead to higher levels of educational achievement across all sectors of the community, especially in literacy and numeracy. The country is also reforming the further education and training sector, with the aim of improving work-related skills and increasing participation in higher education.

Across Southern Africa, there is rapid growth in participation in all levels of education. The UN's Millennium Development Goals, agreed in 2000, include a commitment to free and universal primary education by 2015. According to the Commission for Africa, the proportion of children in primary school in sub-Saharan Africa increased by 48% between 1990 and 2001, in turn increasing demand for secondary and vocational education, but there are still 40 million primary-age children who are out of school. UNESCO estimates that the region will need 1.6 million new teachers - an increase of more than two-thirds - to meet the commitment to universal primary education.

Pearson is the world's leading education publishing and services company, with significant expertise and resources in educational content, technology, assessment and related services. Pearson believes that this combination of its education companies in southern Africa would significantly enhance its ability to support educators, teachers and

students throughout the region. Pearson intends to increase its investment in the region, building new services in critical areas of educational need including teacher development, student assessment and professional and vocational learning.

Fathima Dada, the current executive chairman of Maskew Miller Longman, would be the chief executive of Pearson Southern Africa.

In recent years both MML and Heinemann have made good progress in implementing a range of BEE (Black Economic Empowerment) initiatives relating to management, employment equity, skills development, procurement, enterprise and socio-economic development. Pearson will build on this progress and plans to engage with a BEE equity partner focusing on deepening links with the world of education.

"Effective education will be central to South Africa's continued economic and social progress, and we are committed to playing our part," said John Fallon, chief executive officer of International Education at Pearson.

"This is the latest in a series of investments we are making to create Africa's leading education enterprise, developing the very best local talent and expertise and applying Pearson's worldwide resources. It will enable us to do much more to help people across Africa to make progress in their lives through education. Over the last 25 years our partnership with Caxton has proved very successful; we are pleased that they will continue to be involved in the future growth of this newly expanded organisation."

Pearson is also the owner of Penguin books, which has been publishing South African authors since 1989; the *Financial Times* newspaper, printed in South Africa since 2002; and 50% of BDFM, publishers of Business Day, the Financial Mail and Summit Television. Pearson is a leading education company across Africa, and in August announced the acquisition of an additional 22% stake in Longman Nigeria, taking its ownership to a controlling 51% stake, subject to regulatory approval.

ENDS

For more information

In London:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
+44(0)20 7010 2310

In Johannesburg:
Daniel Thole, Rob Pinker and Marina Bidoli, Brunswick Group
+27 11 502 7300

END